EXHIBIT (a)(1)(H)

E-Mail to Playtika Employees

Regarding Tender Offer

Dear Playtikans,

Today, Playtika Holding Corp. (“Playtika”) announced a tender offer to purchase up to 51,813,472 shares of our common stock (“Playtika Stock”) at a price equal to $11.58 per share, less any applicable withholding taxes. If you own Playtika Stock, you may offer to sell them back to Playtika through a process known as a “tender offer”. Playtika, its board of directors and management are not recommending any particular course of action, including whether you should participate in the tender offer.

We will provide more information in the coming days. In the meantime, we have filed materials which provide information regarding the specifics of the tender offer. These are available at https://investors.playtika.com/financial-information/sec-filings or www.sec.gov.

If you have any questions about the tender offer, you may contact D.F. King & Co., Inc., the information agent for the tender offer, by email to playtika@dfking.com or by calling (877) 871-1741.